Filed by Chicago Mercantile Exchange Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities

Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.: 001-32650

On March 21st, Chicago Mercantile Exchange Holdings Inc. issued the following media advisory:

	[Chicago Mercantile Exchange Logo]	Media Contacts Allan Schoenberg, 312.930.8189 Mary Haffenberg, 312.930.3435 news@cme.com www.cme.com/mediaroom

Chuck Burgess at The Abernathy McGregor Group (212) 371-5999

MEDIA ADVISORY		Investor Contact John Peschier, 312.930.8491 CME-G

UPDATED TIME AND PHONE NUMBERS: CME Executives to Explain Views on Why ICE Proposal Inferior to CME/CBOT Merger Agreement at Meeting with Members and Shareholders of the CBOT

WHO:	Terry Duffy, CME Executive Chairman
Craig Donohue, CME Chief Executive Officer Phupinder Gill, CME President and Chief Operating Officer Kim Taylor, CME Managing Director and President of CME Clearing

WHAT:	Meeting with CBOT Shareholders and Members followed by press availability

WHEN:	2:15 p.m. Chicago time, Thursday, March 22

WHERE:	The Great Room of the W Chicago City Center Hotel, 172 W. Adams

The Shareholder/Member meeting can also be accessed via http://investor.cme.com/ or conference call by dialing:

Domestic participants: (800) 909-7113; International Participants: (785) 830-1914 No access code is required

TO RSVP:	To attend and/or for dial-in details to the post-Shareholder/Member press meeting please contact Debra Derdzinski, 312-207-2571 or dderdzinski@cme.com

EDITOR’S NOTE: No television cameras will be allowed at either the shareholder/member meeting or press availability

CME (www.cme.com) is the world’s largest and most diverse financial exchange. As an international marketplace, CME brings together buyers and sellers on the CME Globex® electronic trading platform and on its trading floors. CME offers futures and options on futures in these product areas: interest rates, stock indexes, foreign exchange, agricultural commodities, energy, and alternative investment products such as weather, real estate and economic derivatives. CME is a wholly-owned subsidiary of Chicago Mercantile Exchange Holdings Inc. (NYSE, NASDAQ: CME), which is part of the Russell 1000® Index and the S&P 500® Index.

# # #

Forward-Looking Statements

This press release may contain forward-looking information regarding Chicago Mercantile Exchange Holdings Inc. and CBOT Holdings, Inc. and the combined company after the completion of the merger that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CME and CBOT, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of CME and CBOT’s management which are subject to risks and uncertainties which could cause actual outcomes and result to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to the satisfaction of conditions to closing; including receipt of shareholder, member, antitrust, regulatory and other approvals on the proposed terms; the proposed transaction may not be consummated on the proposed terms; uncertainty of the expected financial performance of CME following completion of the proposed transaction; CME may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction; the integration of CBOT with CME’s operations may not be successful or may be materially delayed or may be more costly or difficult than expected; general industry and market conditions; general domestic and international economic conditions; and governmental laws and regulations affecting domestic and foreign operations.

For more information regarding other related risks, see Item 1A of CME’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006. Copies of said 10-K is available online at http://www.sec.gov or on request from the CME. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release. Except for any obligation to disclose material information under the Federal securities laws, CME undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this press release.